[redacted]

08028769

STATES
IANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDSOUTH CAPITAL, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Crown Pointe Parkway, Suite 200
(No. and Street)

Marietta (City) GA (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Hill 770-973-9748 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOMKIEWICZ WRIGHT, LLC
(Name – *if individual, state last, first, middle name*)

6111 Peachtree Dunwoody Rd, Bldg E, Ste 102 (Address) Atlanta (City), GA (State) 30328 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 05 2008
Washington, DC
101

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midsouth Capital, Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chm/CEO

Title

Notary Public

Teresa J. Whatley
Notary Public
Gwinnett, GA
Commission Expires 05/13/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditors' report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDSOUTH CAPITAL, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2007 AND 2006

MIDSOUTH CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2007 AND 2006

CONTENTS

TW Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
MidSouth Capital, Inc.
Atlanta, Georgia

We have audited the accompanying statements of financial position of MidSouth Capital, Inc. ("the Company") as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidSouth Capital, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2007 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the 2007 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 25, 2008

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Phone (770) 351-0411 Fax (770) 351-0495 www.twcpaga.com

MIDSOUTH CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 122,757	$ 377,984
Receivables	208,608	33,073
Investments, at fair value - trading securities	57,939	25,565
Deposits with clearing organizations	103,700	121,430
Prepaid expenses	1,778	1,778
Total current assets	494,782	559,830
Furniture and equipment, net of accumulated depreciation	11,951	14,102
Deferred tax asset	240,000	190,000
Deposits	18,794	18,794
	$ 765,527	$ 782,726
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Obligation under line of credit	$ 49,623	$ 50,314
Accounts payable and accrued expenses	255,256	256,457
Preferred stock dividends payable	34,849	17,849
Total current liabilities	339,728	324,620
Stockholders' equity:		
Preferred stock; no par value, 1,000 shares authorized; 27 shares issued and outstanding	270,000	270,000
Common stock; no par value, 1,000,000 shares authorized; 205,055 shares issued and outstanding	283,009	283,009
Contributed capital	534,307	435,807
Accumulated deficit	(661,517)	(530,710)
Total stockholders' equity	425,799	458,106
	$ 765,527	$ 782,726

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31, 2007	Years Ended December 31, 2006
Revenues:		
Commission and fee income - securities	$ 3,154,983	$ 3,946,136
Commission income - insurance	644,473	1,022,386
Investment banking fees	1,040,259	1,523,368
Interest offset fees	174,626	361,942
Managed account fees	427,690	365,723
Account service charges	75,483	106,478
Other income	93,083	157,202
Unrealized gain on investments	32,443	121,384
Realized gain on sale of investments	4,228	67,205
Interest income	25,344	18,309
Total revenues	5,672,612	7,690,133
Expenses:		
Commission expense	3,024,035	4,362,273
Clearing costs	280,259	486,871
Other operating expense	594,903	886,207
Employee compensation and benefits	1,522,690	1,829,771
Depreciation expense	11,801	15,423
Occupancy	124,499	99,720
Registration fees	49,260	46,549
Interest expense	39,390	6,244
Communications	179,582	238,783
Total expenses	5,826,419	7,971,841
Net loss before income taxes	(153,807)	(281,708)
Income taxes:		
Deferred income tax benefit	50,000	105,000
NET LOSS	$ (103,807)	$ (176,708)

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Capital Stock						
	Preferred		Common				
	Shares	Amount	Shares	Amount	Contributed Capital	Accumulated Deficit	Total Stockholders' Equity
Balances, January 1, 2006	27	$ 270,000	205,055	$ 283,009	$ 215,807	$ (327,002)	$ 441,814
Net loss						(176,708)	(176,708)
Capital contribution					220,000		220,000
Preferred stock dividends						(27,000)	(27,000)
Balances, December 31, 2006	27	270,000	205,055	283,009	435,807	(530,710)	458,106
Net loss						(103,807)	(103,807)
Capital contribution					98,500		98,500
Preferred stock dividends						(27,000)	(27,000)
Balances, December 31, 2007	27	$ 270,000	205,055	$ 283,009	$ 534,307	$ (661,517)	$ 425,799

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2007 AND 2006

Subordinated liabilities at January 1, 2006	$	-0-
Increases:		
Issuance of subordinated notes		-0-
Decreases:		
Payment on subordinated notes		-0-
Subordinated liabilities at December 31, 2006		-0-
Increases:		
Issuance of subordinated notes		-0-
Decreases:		
Payment on subordinated notes		-0-
Subordinated liabilities at December 31, 2007	$	-0-

See notes to financial statements and auditors' report.

MIDSOUTH CAPITAL, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2007	2006
Operating activities:		
Net loss	$ (103,807)	$ (176,708)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation expense	11,801	15,423
Changes in operating assets and liabilities:		
Investments	(32,374)	(8,600)
Receivables	(175,535)	257,526
Deposits with clearing organizations	17,730	32,521
Deferred tax asset	(50,000)	(105,000)
Prepaid expenses	-0-	534
Deposits	-0-	(698)
Accounts payable and accrued expenses	(1,201)	56,972
Net cash (used in) provided by operating activities	(333,386)	71,970
Investing activities:		
Purchase of furniture and equipment	(9,650)	(834)
Net cash used in investing activities	(9,650)	(834)
Financing activities:		
Cash received from paid-in capital contributions	98,500	220,000
Repayment of line of credit obligation	(691)	(6,453)
Dividends paid on preferred stock	(10,000)	(21,411)
Net cash provided by financing activities	87,809	192,136
Net change in cash and cash equivalents	(255,227)	263,272
Cash and cash equivalents, beginning of year	377,984	114,712
Cash and cash equivalents, end of year	$ 122,757	$ 377,984

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:		
Interest	$ 39,390	$ 6,244
Income taxes	$ -0-	$ -0-

See notes to financial statements and auditors' report.

1. Summary of Significant Accounting Policies

Description of Business
MidSouth Capital, Inc. (the "Company") is an independent investment banking company headquartered in Atlanta, Georgia. The Company's products and services include stocks, bonds, mutual funds, unit investment trusts, government securities, retirement plans, annuities, private investment opportunities, insurance products and corporate finance activities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

Securities Transactions
Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis, which approximates a trade date basis. Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the accompanying statements of financial condition.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Furniture and Equipment
Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets, which range from three to five years.

Income Taxes
Deferred income taxes are provided using a liability method. Under the liability method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers. In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

The Company maintains certificates of deposit with a financial institution at which deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At December 31, 2007, the Company had uninsured balances of $10,489 on deposit with this institution.

The Company maintains its primary checking account, its stock investment account, and a clearing deposit balance with its primary clearing organization. This organization is also responsible for the payment of a significant portion of the Company's total receivable balance at December 31, 2007. The total of these balances is $349,179 at December 31, 2007. Deposits at this organization are not insured by the FDIC.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (continued)

Reclassifications

Certain reclassifications to the accompanying 2006 financial statements have been made in order to conform to the 2007 financial statement presentation.

2. Receivables

	December 31,	
	2007	2006
Due from clearing organizations	$ 172,721	$ -0-
Employee/independent broker advances	35,887	33,073
	$ 208,608	$ 33,073

In the opinion of management, no allowance for doubtful accounts and concurrent bad debt charge is necessary for receivables owed as of December 31, 2007. Commissions owed to employees and independent brokers are subject to offset by advances paid to them by the Company.

3. Investments

Investments consist of positions acquired as compensation for private placement of the respective issues with Company clients. The shares are frequently received with a restrictive period during which they may not be resold. Restrictions, if any, on shares held at the end of each fiscal year generally expire during the subsequent twelve months, and under generally accepted accounting principles are classified as trading securities and reported at fair value. Changes in unrealized gains and losses are included in current year earnings. Fair values of the investments are based on quoted market sources. Some shares do not have an established market, and management elects to carry these shares at no recorded value due to the uncertainty of their ultimate value, if any, when the shares are unrestricted and an established market exists. Realized gains and losses are determined on the basis of specific identification.

During the years ended December 31, 2007 and 2006, net unrealized gains of $32,443 and $121,384 were recognized. During the year ended December 31, 2007 and 2006, realized gains of $4,228 and $67,205 were also recognized.

4. Furniture and Equipment

	December 31,	
	2007	2006
Furniture	$ 30,143	$ 30,143
Computer equipment	35,239	31,356
Communication equipment	12,943	7,176
	78,325	68,675
Less accumulated depreciation	(66,374)	(54,573)
	$ 11,951	$ 14,102

5. Obligation Under Line of Credit

At December 31, 2007 and 2006, the Company had borrowings of $49,623 and $50,314 under a line of credit arrangement with a bank. Interest is charged at the prevailing prime interest rate plus one percent. Interest is payable monthly, with the principal due on demand. The line is subject to an annual renewal. The line of credit is collateralized by all assets of the Company. This line of credit is closed to additional advances.

6. Stockholders' Equity

The rights and preference of preferred stock are established by the Company's Board of Directors upon issuance. The preferred stock has a stated and redemption value of $10,000 per share, bears a dividend rate of 10% and is redeemable at the Company's option.

7. Income Taxes

The components of the provision for income taxes are as follows:

	December 31,	
	2007	2006
Deferred:		
Federal	$ 205,000	$ 160,000
State	35,000	30,000
Total income tax benefit	$ 240,000	$ 190,000

The Company has available at December 31, 2007 and 2006 unused operating loss carry-forwards of $745,000 and $577,000 that may be applied against future taxable income, and that expire in years from 2020 to 2027. Management believes the Company has the ability to use all loss carry-forwards prior to their expiration, and therefore no allowance has been established as an offset to the related deferred tax asset.

8. Related Party Transactions

At December 31, 2007 and 2006, accounts receivable includes $19,000 of advances to officers of the Company, who are also stockholders. During the years ended December 31, 2007 and 2006, the Company paid management fees of $0 and $35,000 to a company related by common ownership.

9. Contingencies and Commitments

Operating Leases
The Company leases office space under a non-cancelable operating lease which expires in 2011. Minimum future rental payments under this lease as of December 31, 2007, for each year and in the aggregate are:

2008	$ 127,246
2009	131,002
2010	134,805
2011	33,948
	$ 427,001

Additional storage space was leased on a month-to-month basis during the years 2007 and 2006, as well as additional office space under a lease which expired during the year ended December 3,1 2007. Total rent expense recorded for 2007 and 2006 was $124,499 and $99,720.

Contingencies
The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business in the securities industry. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2007 requiring contingent loss recognition.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10 to 1).

10. Net Capital Requirements (continued)

At December 31, 2007, the Company has net allowable capital of $58,895, which was $36,247 in excess of the required net capital of $22,648. The Company's aggregate indebtedness to net capital ratio is 5.77 to 1 as of December 31, 2007. Receivables from related parties, securities not readily marketable, deferred tax assets, and furniture and equipment reflected in the accompanying 2007 statement of financial condition are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not hold customer funds or securities, and all customer funds received in connection with private placements and limited partnership offerings are immediately deposited in a restricted escrow account handled by a commercial bank.

MIDSOUTH CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	425,799
Deduct member's equity not allowable for net capital		-0-
Total member's equity qualified for net capital		425,799
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-0-
Other (deductions) or allowable credits		-0-
Total capital and allowable subordinated liabilities		425,799
Deductions and/or charges:		
Non-allowable assets:		
Securities not readily marketable		57,939
Furniture and equipment		11,951
Deferred tax assets		240,000
Other assets		56,459
Secured demand note deficiency		-0-
Commodity futures contracts and spot commodities/propriety capital charges		-0-
Other deductions and/or charges		-0-
Other additions and/or credits		-0-
Net capital before haircuts on securities positions (tentative net capital)		59,450
Haircuts on securities:		
Contractual securities commitments		-0-
Subordinated securities borrowings		-0-
Trading and investment securities:		-0-
Exempted securities		-0-
Debt securities		-0-
Options		-0-
Other securities		-0-
Undue concentrations		409
Other		146
Net capital	$	58,895
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	22,648
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above)	$	22,648
Excess net capital	$	36,247
Excess net capital at 1000%	$	24,922

(Continued)

MIDSOUTH CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2007

AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	339,728
Add:		
Drafts for immediate credit		-0-
Market value of securities borrowed for which no equivalent value is paid or credited		-0-
Other unrecorded amounts		-0-
Total aggregate indebtedness	$	339,728
Ratio: Aggregate indebtedness to net capital		5.77 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2007)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	154,455
Net audit adjustments – unrecorded accounts payable and accrued expenses		(95,560)
Net capital per above	$	58,895

See notes to financial statements and auditors' report.

TW ***Tomkiewicz Wright, LLC***
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
MidSouth Capital, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of MidSouth Capital, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Phone (770) 351-0411 Fax (770) 351-0495 www.twcpaga.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 25, 2008

END